

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
richard.witzel@skadden.com

Re: CF Industries Holdings, Inc.
Incoming letter dated January 11, 2013

Dear Mr. Witzel:

This is in response to your letters dated January 11, 2013 and January 28, 2013 concerning the shareholder proposal submitted to CF Industries by the Presbyterian Church (USA). We also have received letters on the proponent's behalf dated January 22, 2013 and January 31, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 22, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CF Industries Holdings, Inc.
Incoming letter dated January 11, 2013

The proposal relates to a report.

We are unable to concur in your view that CF Industries may exclude the proposal under rule 14a-8(d). We note that the proposal does not appear to exceed the 500-word limitation imposed by rule 14a-8(d). Accordingly, we do not believe that CF Industries may omit the proposal from its proxy materials in reliance on rules 14a-8(d) and 14a-8(f).

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 31, 2012

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to CF Industries Holdings, Inc.

Dear Sir/Madam:

I have been asked by the Board of Pensions of the Presbyterian Church (USA) (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of CF Industries Holdings, Inc. (hereinafter referred to either as "CF" or the "Company"), and which has submitted a shareholder proposal to CF, to respond to the supplemental letter dated January 28, 2012, sent to the Securities & Exchange Commission by Skadden, Arps, Slate, Meager & Flom LLP on behalf of the Company, in response to my letter to the Commission dated January 22, 2012, in which CF again contends that the Proponent's shareholder proposal may be excluded from the Company's year 2012 proxy statement because it contains more than 500 words.

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid supplemental letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, my opinion remains that the Proponent's shareholder proposal must be included in CF's year 2012 proxy statement because it is not in excess of 500 words.

The Proponents' shareholder proposal requests the Company to prepare a sustainability report

---

THE WORD COUNT

The Company contends that the word count is 508, and has provided a paragraph by paragraph word count in purported substantiation of that claim.

A.

The Company claims that the first paragraph of the WHEREAS Clause has a word count of 71 words. In this it is mistaken. Using the most generous method of counting (i.e. counting "ESG/sustainability" as two words), there are only 70 words in that paragraph.

B.

The Company contends that the title (which includes the Company's name) adds seven words to the word count. Aside from the fact that the title is not even part of the proposal and need not be printed at all (it is for the internal use of the proponent and, if it wishes, the Company), CF's contention in this regard flies in the face of Staff Legal Bulletin No. 14 (July 13, 2001). This point was made in the undersigned's earlier letter of January 22. In response, the Company has again merely cited the same secondary source that it cited earlier, but has failed to specify on what that secondary sources bases its erroneous conclusion. No Staff letters or Commission or Staff pronouncements are provided to support this clearly false contention. In contrast, the Staff's no-action position is contrary to the Company's assertion. Thus, in *Abercrombie & Fitch Co.* (April 12, 2010) the issuer's attempt to count a descriptive title ("Supply Chain Reporting Resolution 2120 – Abercrombie & Fitch Co.") toward the 500 permitted words was rejected. Indeed, to characterize the Proponent's title as argumentative would be to nullify completely the Staff Legal Bulletin's clear rule.

C.

The Company contends that the use of the term "Supporting Statement" adds two words to the count. Again this flies in the face of Staff Legal Bulletin No. 14. As pointed out in the undersigned's prior letter, the Staff Legal Bulletin states clearly that in Section CF.2.a that "headings" are not counted toward the word limit unless they are argumentative. The simple description "Supporting Statement", which is used in almost all shareholder proposals, makes no argument for the proposal, but simply points to where such arguments can be found. It should be noted that this same issue has arisen within the past few weeks. In *Northern Trust Corporation* (January 9, 2013) the Staff apparently rejected an identical argument raised in identical words by an identical law firm. (Indeed, the Company's entire substantive argument is virtually identical, word-for-word.)

D.

The Company apparently counts the universally used "U.S." (pronounced "ewe ess) as two words. We fail to see how "U.S." differs from a numerical (e.g. 20,000,000) which is treated as one word. (Indeed, numericals most frequently are pronounced as two or more words, in contrast to the usual pronunciation of "U.S."). Nor, since the use of such a term is in common parlance, can it be argued that the term is simply an attempt to evade the word limitation. For these reasons, an attempt to treat "U.S." as two words has been rejected by the Staff. *Abercrombie & Fitch Co.* (April 12, 2010).

CONCLUSION

We believe that it would be appropriate for the Staff to revisit the past position that "$" (used once) and "%" (used four times) are to be treated as separate words since they are surely less "wordy" than the corresponding numbers, e.g., [$] 25,356,228 or "88" [%]. However, in light of the fact that item B above, when combines with either item A, or item B, or item C, makes it clear that the Proponent's shareholder proposal consists of not more than 500 words, it is unnecessary to argue this point at this time.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Richard C. Witzel, Jr.
Rev. William Somplatsky-Jarman
Laura Berry

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

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January 28, 2013

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we are submitting this letter in response to the letter, dated January 22, 2013 (the "Response Letter") from Paul M. Neuhauser, on behalf of the Board of Pensions of the Presbyterian Church (USA) (the "Proponent") regarding the Rule 14a-8 shareholder proposal and supporting statement originally submitted to the Company by the Proponent on November 27, 2012 (the "Proposal"). On January 11, 2013, on behalf of the Company, we submitted a letter (the "No-Action Request") to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission pursuant to Rule 14a-8(j), promulgated under the Securities Exchange Act of 1934, as amended, regarding the Company's intention to omit the Proponent's proposal from the proxy materials to be distributed by the Company to its shareholders in connection with its 2013 annual meeting of stockholders (the "2013 Annual Meeting").

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its attachments are being submitted by email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), copies of this letter and attachments are being sent to the Proponent and Mr. Neuhauser. The Company will promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by email or facsimile to the Company only.

The Company's responses to certain of the positions taken in the Response Letter are set forth below.

Exclusion of the Proposal Pursuant to 14a-8(d)

Rule 14a-8(d) states that "[t]he proposal, including any accompanying supporting statement, may not exceed 500 words." In Staff Legal Bulletin No. 14, § C(2)(a) ("SLB 14"), the Staff explained that any statements, including titles and headings, that "are, in effect, arguments in support of the proposal" may be counted towards the 500-word limitation of Rule 14a-8(d). *See Staff Legal Bulletin No. 14* (July 13, 2001).

A. The Proposal Contains in Excess of 500 Words

The Proposal contains 508 words. Consistent with SLB 14, the Company counted the words in the Proposal starting at the top of the page with "CF Industries" and ending at the bottom of the page with "its performance." We have enclosed an annotated copy of the Proposal, including the Company's word count, which as described in the No-Action Request, the Company believes was calculated in accordance with Rule 14a-8(d) and applicable Staff guidance (attached hereto as Exhibit A).

B. The Entire Proposal is Properly Included in the Word Count

Contrary to the Proponent's interpretation of SLB 14, the first line of the Proposal should not be excluded from the word count because it is, in fact, an "argument in support of the proposal." Rather than standing for the proposition that headings or titles can be readily excluded from the 500-word limit of Rule 14a-8(d), SLB 14 has been interpreted by the Staff and commentators to require that the words that make up the titles of proposals and supporting statements be counted towards the 500-word limit because they often constitute arguments and are thus part of the proposal. *See, e.g.*, Brock Romanek, *The Shareholder Proposals Handbook: Practice Guide & Toolkit* § 10.04[A], at 67 (July 2012) (explaining that the Staff counts words that make up the titles of proposals and supporting statements because "these statements often constitute arguments—sometimes the strongest arguments—in support of a proposal"). Consistent with this position, the phrase "CF Industries Request for Sustainability Report" is an argument in support of the Proponent's Proposal. The phrase frames the Proponent's appeal to the Company's stockholders by succinctly stating the Proponent's demand—"request a sustainability report" and providing the reader with context for the remainder of the Proponent's argument.

Moreover, even if the Staff were to conclude that the phrase "CF Industries Request For Sustainability Report 2013" should not count towards the 500-word limit, the Proposal still contains at least 501 words, and as a result, is in violation of

Rule 14a-8(d). There is no support for the Proponent's position that, in addition to the first line of the Proposal, the thirty-fifth line of the Proposal, consisting of the words "Supporting Statement," should be excluded from the 500-word limit. The phrase "Supporting Statement" is part of the Proponent's argument, and accordingly, the Company believes it is properly included in the Company's word count.

Conclusion

We respectfully restate our request that the Staff concur that the Proposal may be excluded under Rule 14a-8(d). If we can be of any further assistance or if the Staff should have any questions, please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

Enclosure

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
The Board of Pensions of the Presbyterian Church (USA)
100 Witherspoon Street
Louisville, Kentucky 40202-1396

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, Florida 34242

EXHIBIT A

ANNOTATED PROPOSAL

CF INDUSTRIES- REQUEST FOR SUSTAINABILITY REPORT 2013 *[Word Count: 7]*

WHEREAS: We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain value from existing ESG / sustainability efforts, identify gaps and opportunities in products and processes, publicize innovative practices, and recruit and retain employees. *[Word Count: 71]*

Reporting on sustainability is quickly becoming common practice. 79% of Fortune Global 500 companies produce sustainability reports; more than three out of four of these reports are based on the Global Reporting Initiative (GRI) Guidelines. In 2010, approximately 20% of U.S. Fortune 500 companies issued reports using the GRI framework, up from only 5% in 2006, according to the Governance and Accountability Institute. *[Word Count: 67]*

We are concerned that CF Industries may be falling behind other major companies in disclosure and management of ESG issues. Companies like 3M and General Electric already offer shareholders much of this important information through annual, GRI-based sustainability reports. *[Word Count: 40]*

Today, comprehensive ESG data on individual companies appears on Bloomberg terminals used by thousands of institutional investors around the world, including signatories to the Principles for Responsible Investment (PRI). PRI launched in 2006 and now has over 900 institutional signatories who collectively manage approximately $25 trillion, and *who publicly pledge to* "incorporate ESG issues into investment analysis and decision-making processes," and to "ask for standardized reporting on ESG issues (using tools such as the Global Reporting Initiative)." *[Word Count: 79]*

Furthermore, in January 2010, the SEC issued interpretive guidance clarifying that companies should disclose material risks associated with climate change. The sustainability reporting process can help companies analyze and mitigate these risks. *[Word Count: 32]*

We believe energy use is one of the most manageable operating costs for many companies. For instance, Johnson & Johnson, has invested $187 million since 2005 in generally low-risk energy efficiency projects reducing carbon dioxide emissions by 129,000 metric tons annually providing an internal annual return on investment of nearly 19%.

(http://www.jnj.com/responsibility/ESG/Environment/Climate_Change/Energy_Use_and_Alternative_Energy/). *[Word Count: 55]*

RESOLVED: Shareholders request that CF Industries issue a sustainability report describing the company's ESG performance including a review of opportunities to increase the energy efficiency of operations. The report (prepared at reasonable cost and omitting proprietary information) should be published within approximately 12 months of CF Industries' 2013 Annual Meeting. *[Word Count: 50]*

SUPPORTING STATEMENT *[Word Count: 2]*

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance and a commitment to continuous improvement in reporting. We encourage use of the GRI Guidelines (G3). The GRI, considered the gold standard of ESG reporting, provides a uniform structure helping investors compare ESG performance between companies. The GRI is also a flexible reporting system that will allow CF Industries to ramp up disclosure at its own pace and to report only on the company's most relevant and material issues. *[Word Count: 88]*

Your affirmative vote signals our company that it should embrace sustainability, and report fully on its performance. *[Word Count: 17]*

[Total Word Count: 7+71+67+40+79+32+55+50+2+88+17=508]

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 22, 2013

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Ted Yu, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to CF Industries Holdings, Inc.

Dear Sir/Madam:

I have been asked by the Board of Pensions of the Presbyterian Church (USA) (hereinafter referred to as the "Proponent"), which is a beneficial owner of shares of common stock of CF Industries Holdings, Inc. (hereinafter referred to either as "CF" or the "Company"), and which has submitted a shareholder proposal to CF, to respond to the letter dated January 11, 2013, sent to the Securities & Exchange Commission by Skadden, Arps, Slate, Meagher & Flom LLP on behalf of the Company, in which CF contends that the Proponent's shareholder proposal may be excluded from the Company's year 2013 proxy statement by virtue of the failure of the proposal to comply with the 500 word limitation of Rule14a-8(d).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in CF's year 2013 proxy statement and that it is not excludable by virtue of the cited rule.

The Proponent's shareholder proposal requests the Company to prepare a sustainability report.

RULE 14a-8(d))

The Company claims (top of page 3 of its letter) that the Proponent's shareholder proposal contains 508 words.

In this, CF is quite mistaken.

First, we are unable to comprehend how CF reached that total. Using the most generous word count there appears to be only 505 words, including the title and phrase "supporting statement", and counting % and $ as separate words and all hyphenated words as two. In contrast, the word count feature on the Microsoft Word software program counts 497 words, including the title and phrase: "supporting statement". We believe that the Microsoft count is the more reasonable since, despite the Staff no-action statements in *Intel Corp*, (March 8, 2010) there appears to be no justification for counting $ and % symbols as separate words Furthermore, we do not believe that the *Minnesota Mining and Manufacturing Co.* (February 27, 2000, *affirmed on reconsideration*, March 13, 2000) letter stands for the proposition that all hyphenated words should automatically be counted as multiple words. Indeed, there are subsequent letters to the contrary.

However, it is not necessary to brief these points. The burden of proof is on the Company to establish that a shareholder proposal is excludable. Even counting the % and $ symbols as separate words and the hyphenated phrases as two words, the Company cannot establish that the proposal contains more than 500 words. The principal reason is that in its diligent search for how the Staff has said one should count words, CF managed to overlook the Staff's most important pronouncement. In accordance with Section C.2.a. of Staff Legal Bulletin 14 (July 13, 2001), the words in neither the title nor any heading (as long as they are not argumentative) should be counted against the 500 word limitation. (This provision is conveniently located immediately adjacent to the section dealing with how to count website addresses cited by the Company at the bottom of page 2.) We submit that neither the title, "CF-Industries-Request for Sustainability Report 2013", nor the Heading, "Supporting Statement", is argumentative. Omitting the title of seven words of the title reduces the words from 505 to 498. Even using the 508 number claimed by the Company, omitting the title and the words "supporting statement" leaves only 499 words.

The burden of proof is on the Company to establish that a proposal is excludable. Unless CF can establish that the proposal contains more than 500 words without counting the title or other headings, the proposal cannot be excluded. Thus far, and absent a paragraph by paragraph count explaining how its count was arrived at, the Company has failed to carry its burden of proof.

In summary, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(3).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Richard C. Witzek, Jr.
Rev. William Somplatsky-Jarman
Laura Berry

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606-1720

TEL: (312) 407-0700
FAX: (312) 407-0411
www.skadden.com

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312-407-0784
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312-407-8626
EMAIL ADDRESS
RICHARD.WITZEL@SKADDEN.COM

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Securities Exchange Act of 1934,
Rule 14a-8(d)

January 11, 2013

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: CF Industries Holdings, Inc. - Omission of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

On behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. We have enclosed the stockholder proposal (the "Proposal") submitted by the Board of Pensions of the Presbyterian Church (USA) (the "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2013 annual meeting of stockholders (the "2013 Annual Meeting").

For the reasons set forth below, the Company intends to exclude the Proposal from its Proxy Materials and respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that it will not recommend enforcement action to the Commission if the Proposal is so excluded.

In accordance with Rule 14a-8(j), a copy of this submission is being sent to the person designated by the Proponent to receive correspondence to inform him of the Company's intent to exclude the Proposal from its Proxy Materials. We have enclosed, pursuant to Rule 14a-8(j), six (6) copies of each of (i) this letter and (ii) the Proposal (attached hereto as Exhibit A).

Exclusion of the Proposal Pursuant to Rule 14a-8(d)

The Proposal was received by the Company on November 27, 2012. After review, the Company determined that the Proposal exceeded 500 words. Accordingly, a letter was sent via facsimile and FedEx to the Proponent on December 10, 2012, which was within 14 calendar days of the Company's receipt of the Proposal. The letter notified the Proponent of the requirements of Rule 14a-8 (the "Defect Letter"). We have enclosed a copy of the Defect Letter and the FedEx records confirming delivery thereof to the Proponent on December 11, 2012 (attached hereto as Exhibit B). To date, the Company has not received a response from the Proponent attempting to remedy the 500-word limitation deficiency.

The Company believes that it may exclude the Proposal pursuant to Rule 14a-8(f)(1) because the Proposal violates the 500-word limitation imposed by Rule 14a-8(d). Rule 14a-8(d) provides that a proposal, including any supporting statement, may not exceed 500 words. Historically, the Staff has interpreted Rules 14a-8(d) and 14a-8(f)(1) strictly in permitting the exclusion of proposals that exceed the 500-word limitation, even if by only a few words. *See, e.g., Intel Corp.* (March 8, 2010) (permitting exclusion of a proposal which contained 504 words); *Amoco Corp.* (January 22, 1997) (permitting exclusion of a proposal which contained 503 words). *See also Pool Corp.* (February 17, 2009); *Procter & Gamble Co.* (July 29, 2008); and *Amgen, Inc.* (January 12, 2004) (each permitting exclusion of a proposal which contained more than 500 words).

The Staff has established clear and unambiguous rules regarding the method for counting words under Rule 14a-8(d). When counting the number of words in a proposal, the Staff has indicated that hyphenated words should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (February 27, 2000, affirmed on reconsideration, March 13, 2000) (concurring with the exclusion of a stockholder proposal under Rules 14a-8(d) and 14a-8(f)(1) where the proposal contained more than 500 words but would have contained less than 500 words if hyphenated words and words separated by "/" were counted as one word). The Staff also has indicated that numbers should be counted as words. *See Aetna Life and Casualty Co.* (January 18, 1995) (permitting the exclusion of a proposal under the predecessor to Rules 14a-8(d) and 14a-8(f)(1) where the company argued that "each numeric entry should be counted as a word for purposes of applying the 500-word limitation"). In addition, in *Intel Corp.* (March 8, 2010), the Staff clarified that pursuant to Rule 14a-8(f) the Division counts "each percent symbol and dollar sign as a separate word" for purposes of determining the 500-word count. Finally, the Staff has stated that a website address counts as one word for purposes of the 500-word limitation. *Staff Legal Bulletin No. 14 (CF)* (July 13, 2001); *see also Staff Legal Bulletin No. 14G (CF)* (October 16, 2012).

Consistent with the precedent discussed above, the Proposal may be excluded because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 508 words. In arriving at this calculation, we followed Staff precedent and treated each percentage symbol and dollar sign as a separate word, each hyphenated phrase as two or more words, counted each number as a single word (although we have not counted each digit within each number as a single word), counted acronyms (such as "U.S.") as multiple words where those acronyms have not been defined in the Proposal and counted the website address referenced by the Proponent as a single word. Since the Proponent has not revised the Proposal in response to the Company's timely request, the Company believes the Proposal may be excluded under Rule 14a-8(d) and Rule 14a-8(f)(1) because it exceeds 500 words.

Conclusion

Based on the foregoing, on behalf of the Company, we respectfully request that the Staff agree that it will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's Proxy Materials for its 2013 Annual Meeting.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response. Please do not hesitate to contact the undersigned at (312) 407-0784.

Very truly yours,



Richard C. Witzel, Jr.

Enclosures

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
The Board of Pensions of the Presbyterian Church (USA)

100 Witherspoon Street
Louisville, KY 40202-1396

EXHIBIT A

SHAREHOLDER PROPOSAL



PRESBYTERIAN MISSION AGENCY

COMPASSION, PEACE AND JUSTICE

PRESBYTERIAN CHURCH (U.S.A.)

VIA OVERNIGHT DELIVERY

November 27, 2012

Mr. Douglas C. Barnard, Vice President, General Counsel and Secretary
CF Industries
4 Parkway North, Suite 400
Deerfield, IL 60015-2590

Dear Mr. Barnard:

The Presbyterian Church (USA) is a major Protestant denomination with nearly 2.3 million members. Our General Assembly believes its investments should promote its mission goals, and reflect its ethical values. These goals include social and economic justice, securing the rights of women and environmental responsibility. Since 1972, the Committee on Mission Responsibility Through Investment (MRTI) has implemented this policy. The General Assembly has been concerned about sustainability issues for over twenty years, and has advocated that corporations embrace sustainability as a corporate goal, and report on their progress toward meeting that goal.

The Board of Pensions of the Presbyterian Church (USA) is the beneficial owner of 22 shares of CF Industries common stock. The enclosed shareholder proposal, along with its supporting statement, is being submitted for consideration and action at your 2013 Annual Meeting. In brief, the proposal requests CF Industries to develop a sustainability report, and make it available to shareholders.

In accordance with SEC Regulation 14A-8 of the Securities and Exchange Commission Guidelines, the Board of Pensions has continuously held CF Industries shares totaling at least $2,000 in market value for at least one year prior to the date of this filing. Proof of ownership from BNY Mellon Asset Servicing, the master custodian, will be forwarded separately. The Board will maintain the SEC-required ownership position of CF Industries stock through the date of the 2013 Annual Meeting. We will have a representative present at the Annual Meeting to present the resolution.

As one of the world's largest corporations, CF Industries should be an industry leader in sustainability thereby setting an example for other corporations to follow.

We hope that you will respond positively to this resolution through dialogue, and we would look forward to participating in such discussions.

Sincerely,

William Somplatsky-Jarman

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility Through Investment

Enclosure: Proposal on Sustainability Reporting

Cc: Ms. Elizabeth (Terry) Dunning, MRTI Chairperson

100 Witherspoon Street · Louisville, KY · 40202-1396 · 502-569-5809 · FAX 502-569-8963
Toll-free: 888-728-7228 ext. 5809 · Toll-free fax: 800-392-5788

CF INDUSTRIES- REQUEST FOR SUSTAINABILITY REPORT 2013

WHEREAS: We believe tracking and reporting on environmental, social and governance (ESG) business practices makes a company more responsive to a global business environment which is characterized by finite natural resources, changing legislation, and heightened public expectations for corporate accountability. Reporting also helps companies better integrate and gain value from existing ESG / sustainability efforts, identify gaps and opportunities in products and processes, publicize innovative practices, and recruit and retain employees.

Reporting on sustainability is quickly becoming common practice. 79% of Fortune Global 500 companies produce sustainability reports; more than three out of four of these reports are based on the Global Reporting Initiative (GRI) Guidelines. In 2010, approximately 20% of U.S. Fortune 500 companies issued reports using the GRI framework, up from only 5% in 2006, according to the Governance and Accountability Institute.

We are concerned that CF Industries may be falling behind other major companies in disclosure and management of ESG issues. Companies like 3M and General Electric already offer shareholders much of this important information through annual, GRI-based sustainability reports.

Today, comprehensive ESG data on individual companies appears on Bloomberg terminals used by thousands of institutional investors around the world, including signatories to the Principles for Responsible Investment (PRI). PRI launched in 2006 and now has over 900 institutional signatories who collectively manage approximately $25 trillion, and *who publicly pledge to* "incorporate ESG issues into investment analysis and decision-making processes," and to "ask for standardized reporting on ESG issues (using tools such as the Global Reporting Initiative)."

Furthermore, in January 2010, the SEC issued interpretive guidance clarifying that companies should disclose material risks associated with climate change. The sustainability reporting process can help companies analyze and mitigate these risks.

We believe energy use is one of the most manageable operating costs for many companies. For instance, Johnson & Johnson, has invested $187 million since 2005 in generally low-risk energy efficiency projects reducing carbon dioxide emissions by 129,000 metric tons annually providing an internal annual return on investment of nearly 19%.
(http://www.jnj.com/responsibility/ESG/Environment/Climate_Change/Energy_Use_and_Alternative_Energy/).

RESOLVED: Shareholders request that CF Industries issue a sustainability report describing the company's ESG performance including a review of opportunities to increase the energy efficiency of operations. The report (prepared at reasonable cost and omitting proprietary information) should be published within approximately 12 months of CF Industries' 2013 Annual Meeting.

SUPPORTING STATEMENT

We recommend that the report include a company-wide review of policies, practices and metrics related to ESG performance and a commitment to continuous improvement in reporting. We encourage use of the GRI Guidelines (G3). The GRI, considered the gold standard of ESG reporting, provides a uniform structure helping investors compare ESG performance between companies. The GRI is also a flexible reporting system that will allow CF Industries to ramp up disclosure at its own pace and to report only on the company's most relevant and material issues.

Your affirmative vote signals our company that it should embrace sustainability, and report fully on its performance.

EXHIBIT B

DEFECT LETTER

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December 10, 2012

VIA EMAIL, FACSIMILE AND
OVERNIGHT DELIVERY

Rev. William Somplatsky-Jarman
Associate for Mission Responsibility
Through Investment
The Board of Pensions of the Presbyterian
Church (USA)
100 Witherspoon Street
Louisville, KY 40202-1396

Dear Rev. Somplatsky-Jarman:

I am writing on behalf of our client, CF Industries Holdings, Inc., a Delaware corporation (the "Company"), in connection with your letter (the "Letter") to the Company dated November 27, 2012. The Letter was accompanied by a proposal (the "Proposal") submitted by you on behalf of the Board of Pensions of the Presbyterian Church (USA) (the "Board") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement in connection with the Company's 2013 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you on behalf of the Company that your submission of the Proposal does not comply with Rule 14a-8(b) and Rule 14a-8(d) under the Exchange Act.

Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), the Board must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of your submission of the Proposal. According to the Company's records, the Board is not a record holder of the Company's stock. Accordingly, Rule 14a-8(b)(2)(i) requires the Board to submit to the Company a written statement from the record owner of the shares the Board beneficially owns verifying its continuous ownership of such stock for the applicable one-year period. While the Letter indicated that the proof of ownership would be forwarded separately by the master custodian, no such proof has been received. As a result, the Proposal does not meet the requirements of Rule 14a-8(b).

Additionally, the Proposal does not comply with Rule 14a-8(d).

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that, within fourteen (14) calendar days of your receipt of this letter, you (i) furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) and (ii) revise the Proposal to comply with Rule 14a-8(d). For your convenience, a copy of Rule 14a-8 is enclosed with this letter.

If within the required 14-calendar day period, you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the shares the Board beneficially owns or fail to comply with Rule 14a-8(d), we believe the Company will be entitled to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,



Richard C. Witzel, Jr.

Enclosure

cc: Douglas C. Barnard
Senior Vice President, General Counsel, and Secretary
CF Industries Holdings, Inc.
4 Parkway North, Suite 400
Deerfield, Illinois 60015-2590

Rule 14a-8

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous

year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

> Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

> Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Director elections: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

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